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                          August 12, 2022

       Faraz Ali, M.B.A.
       Chief Executive Officer
       Tenaya Therapeutics, Inc.
       171 Oyster Point Boulevard, 5th Floor
       South San Francisco, California 94080

                                                        Re: Tenaya
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 10,
2022
                                                            File No. 333-266741

       Dear Mr. Ali:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emily A. Coskey